May 26, 2022

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	J-Star Holding Co., Ltd. (the “Company”)

Registration Statement on Form F-1

Filed March 21, 2022

File No. 333-263755

Dear SEC Officers,

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated April 12, 2022 from the Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1 (the “Form F-1”). For the Staff’s convenience, the Staff’s comments have been stated below in their entirety, with the Company’s responses set out immediately underneath those comments. Please note that all references to page numbers in the responses are references to the page numbers in a revised Form F-1 (the “Revised F-1”), filed concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Form F-1 filed March 21, 2022

Cover page

1.	We note your disclosure in the second paragraph on the cover page and the disclosure in the three bullet points after the second paragraph. Please revise your disclosure to acknowledge that Chinese regulatory authorities could disallow your corporate structure, which would likely result in a material change in your operations and/or a material change in the value of the securities you are registering for sale, including that it could cause the value of such securities to significantly decline or become worthless.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly on the Cover Page and in the Risk Factors of the Revised F-1 on page 36.

2.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include corresponding disclosure in the prospectus summary.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly in the Prospectus Summary of the Revised F-1 on page 4 and 6 and in the Risk Factors of the Revised F-1 on page 13.

3.	We note your disclosure in the third paragraph of the cover page about actions and statements and the impact. Please clarify whether these recent statements and regulatory actions by China’s government have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please include corresponding disclosure in the prospectus summary.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly on the Cover Page and in the Prospectus Summary of the Revised F-1 on page 6.

4.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries or to investors, and quantify the amounts where applicable. Do not limit your disclosure on the cover page to dividends, as is currently suggested and in light of the disclosures beginning on page 8. Please disclose whether cash generated from one subsidiary is used to fund another subsidiary’s operations, whether your subsidiaries have ever faced difficulties or limitations on their ability to transfer cash between subsidiaries, and whether your subsidiaries have cash management policies that dictate the amount of such funding. Also, disclose whether your subsidiaries have cash management policies/procedures that dictate how funds are transferred.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly on the Cover Page and in the Prospectus Summary of the Revised F-1 on page 8 and 9.

Risks Related to this Offering and Ownership of Our Ordinary Shares, page 5

5.	Please revise the disclosure in the first bullet point on page 5 to disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly in the Prospectus Summary of the Revised F-1 on page 5.

PRC Approvals, page 6

6.	We note your response to prior comment 2. Regarding your disclosure about pre-approval requirements to conduct your offering and permissions to conduct your business, identify counsel and file the consent of counsel if you relied on the advice of counsel. If you did not consult counsel, please explain why you did not do so.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly in the Prospectus Summary of the Revised F-1 on page 6 and in the Risk Factors of the Revised F-1 on page 39.

Proposed PRC Cybersecurity Measures, page 6

7.	Generally, please ensure that your discussion of PRC laws, rules and regulations is current. For example, we note the references on pages 6, 15, 18 and 30 to the amendment after it becomes “effective on February 15, 2022.” If you relied on counsel in determining you are not subject to CAC regulation, please identify counsel and file their consent as an exhibit. If you did not consult counsel, explain why you did not consult counsel.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly on pages 6, 7, 15, 18, 31, 111 and 115 of the Revised F-1.

Enforceability of Civil Liabilities, page 51

8.	We note the disclosure on pages 118-119 about your officers and directors. Please revise the disclosure on page 51 to discuss, if applicable, the extent to which your directors and officers are nationals or residents of the PRC and discuss the difficulty of bringing actions against them and enforcing judgments against them. Also, revise the appropriate risk factor to highlight such risk.

Response: We respectfully advise the Staff that the relevant disclosure is made accordingly on pages 46 and 52 of the Revised F-1.

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Exhibits

9.	Please have counsel revise its opinion to remove the assumption in sections 2(f) and (h) of exhibit 5.1 or tell us why they believe those assumptions are appropriate.

Response: We respectfully advise that the Cayman counsel has revised its opinion in exhibit 5.1 accordingly.

General

10.	Page 121 and Exhibits 99.1-99.3 indicate there are director nominees. The signature page and disclosure on pages 118-119 indicate the nominees are actually already serving as directors. Please reconcile.

Response: We respectfully advise the Staff that the relevant reconciliation is made accordingly on page 120 of the Revised F-1 and Exhibits 99.1-99.3.

Please contact the undersigned at +852 3923 1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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